SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                   983759-10-1
                                 (CUSIP Number)

                             Lewis Fickett III, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                February 28, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Madison Dearborn Capital Partners III, L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Virginia

Number of                   7        Sole Voting Power
Shares
Beneficially                            4,733,426*

Owned By                    8        Shared Voting Power
Each
Reporting                               121,278**

Person With                 9        Sole Dispositive Power

                                        4,733,426*

                           10        Shared Dispositive Power

                                        121,278**

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    4,854,704***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

    12.5%****

14. Type of Reporting Person

    PN



CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Madison Dearborn Special Equity III, L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                            105,099**

Owned By                    8        Shared Voting Power
Each
Reporting                               4,749,605*

Person With                 9        Sole Dispositive Power

                                        105,099**

                           10        Shared Dispositive Power

                                        4,749,605*

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    4,854,704***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

    12.5%****

14. Type of Reporting Person

    PN



CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Special Advisors Fund I, LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                            16,179

Owned By                    8        Shared Voting Power
Each
Reporting                               4,838,525***

Person With                 9        Sole Dispositive Power

                                        16,179

                           10        Shared Dispositive Power

                                        4,838,525***

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    4,854,704***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

    12.5%****

14. Type of Reporting Person

    CO



CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Madison Dearborn Partners III, L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                            -0-

Owned By                    8        Shared Voting Power
Each
Reporting                               4,854,704***

Person With                 9        Sole Dispositive Power

                                        -0-

                           10        Shared Dispositive Power

                                        4,854,704***


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    4,854,704***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

    12.5%****

14. Type of Reporting Person

    PN



CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Madison Dearborn Partners, LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Cayman Islands

Number of                   7        Sole Voting Power
Shares
Beneficially                            -0-

Owned By                    8        Shared Voting Power
Each
Reporting                               4,854,704***

Person With                 9        Sole Dispositive Power

                                        -0-

                           10        Shared Dispositive Power

                                        4,854,704***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

    4,854,704***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

    12.5%****

14. Type of Reporting Person

    CO



                                       Key

* This total of shares of Class A Common Stock $.01 par value ("Class A Stock") of XM Satellite Radio Holdings, Inc. ("Issuer") includes the shares of Class A Stock of which Madison Dearborn Capital Partners III, L.P. ("MDCP") or Madison Dearborn Special Equity III, L.P. ("MDSE") may acquire beneficial ownership upon the conversion of 48,914 shares of 8.25% Series C Convertible Redeemable Preferred Stock ("Preferred Stock") of the Issuer which MDCP purchased August 8, 2000. At this time, the 48,914 shares of Preferred Stock may be converted into 2,133,188 shares of Class A Stock.

** This total of shares of Class A Stock includes the shares of Class A Stock of which MDCP or MDSE may acquire beneficial ownership upon the conversion of 1,086 shares of Preferred Stock which MDSE purchased on August 8, 2000. At this time, the 1,086 shares of Preferred Stock may be converted into 47,362 shares of Class A Stock.

*** This total of shares of Class A Stock includes the Class A Stock of which MDCP, MDSE, Special Advisors Fund I, LLC ("Special Advisors"), Madison Dearborn III, L.P. ("MDP III") and Madison Dearborn Partners, LLC ("MDP") (collectively, the "Reporting Persons") may acquire beneficial ownership upon the conversion of 50,000 shares of Preferred Stock held by MDCP and MDSE. At this time, the 50,000 shares of Preferred Stock may be converted into 2,180,550 shares of Class A Stock.

**** This value for a percentage of Class A Stock owned by Reporting Persons reflects the shares of Class A Stock which may be acquired by Reporting Persons upon the conversion of 50,000 shares of Preferred Stock held by MDCP and MDSE as Class A Stock owned by Reporting Persons and as a portion of the total number of shares of Class A Stock outstanding.



               This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 18, 2000. The text of Items 5, 6 and 7 and the Exhibit Index are hereby amended to reflect that the Reporting Persons have entered into a lockup agreement in connection with the underwriting of the public offerings by the Issuer of Class A Stock (the "Equity Offering") and 7.75% convertible notes due 2006 (the "Debt Offering" and, together with the Equity Offering, the "Offerings").

               Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Motient Corporation ("Motient"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); (6) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (7) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P. ("Columbia Capital Equity") and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite and together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (8) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (9) American Honda Motor Co., Inc. ("Honda"). The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Stock of the Issuer held by the other members of the group, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by the other members of the group.

Based solely upon the Available Data, the Reporting Persons believe that, as of February 28, 2001, the other members of the group beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on February 28, 2001 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Stock on a one-for-one basis. The Preferred Stock is convertible into shares of Class A Stock at the current conversion price of $22.93.

Name of Beneficial Owner      Number of Shares       Percentage

MOTIENT                         14,757,262             25.4%
GM                              12,206,505             21.5%
DIRECTV                          6,473,253             12.8%
CLEAR CHANNEL                    8,329,877             18.8%
COLUMBIA                         3,648,846              9.7%
TELCOM                           2,411,211              5.4%
AEA                              2,760,003              5.9%
HONDA                            2,300,003              5.8%
BARON                            2,810,999              7.0%

Except for the transactions reported in this Statement, the Reporting Persons have not engaged in any other transactions in the Class A Stock within the past 60 days.

To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Stock within the past 60 days.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, dated June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of
$75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999 Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999 Columbia acquired 80,000 shares of the Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, (3) on August 8, 2000, Columbia XM Radio acquired 4,500 shares of the Preferred Stock at a purchase price of $1,000 per share, (4) on August 8, 2000, Columbia XM Satellite acquired 8,203.313 shares of the Preferred Stock at a purchase price of $1,000 per share, and (5) on August 8, 2000, Columbia Capital Equity acquired 7,296.687 acquired shares of the Preferred Stock at a purchase price of $1,000 per share. A reallocation of the shares of Preferred Stock between Columbia XM Satellite and Columbia Capital Equity took place on August 17, 2000 following which Columbia XM Satellite owned 7,143.504 shares of Preferred Stock and Columbia Capital Equity owned 8,356.496 shares of Preferred Stock. Additionally, in
February 2001 Harry Hopper, a managing member of certain entities within Columbia, purchased 46,000 shares of Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"),
(3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Common Stock and as a result, Motient owned 125 shares of Class B Common Stock of the Issuer, which constituted 100% of the outstanding Class B Common Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Common Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Common Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Common Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Common Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on August 8, 2000, AEA XM Investors I LLC acquired 6,869 shares of the Preferred Stock at a purchase price of $1,000 per share, and (2) on August 8, 2000, AEA XM Investors II LLC acquired 53,131 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, Honda acquired 50,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Issuer's Class A Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Shareholders' Agreement

Governance Provisions. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom, one of whom is selected by General Motors or DIRECTV, one of whom is selected by Clear Channel, one of whom is selected by AEA Investors, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient, and one of whom must be approved by a majority of the other parties to the Shareholders' Agreement. Following receipt of approval of the FCC to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

Conversion of Class B Stock to Class A Stock. The Class B Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

Registration Rights Agreement

In addition to the contracts and agreements described above and in Item 4 above, MDCP, MDSE and Special Advisors have certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, MDCP, MDSE and Special Advisors and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Series C investors receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

Lockup Agreement

Pursuant to the Lock-Up Agreement, the Reporting Persons have agreed that during the period beginning from the date of the Lock-Up Agreement and continuing to and including the date 90 days after the date of the final prospectus relating to the Offerings, they will not, without the prior written consent of Bear Stearns, sell or otherwise dispose (or publicly announce their intention to do the foregoing) of any shares of capital stock of the Issuer, or any securities convertible into, or exercisable or exchangeable for, any shares of capital stock of the Issuer, that the Reporting Persons currently beneficially own (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended), or may beneficially own in the future; provided that the conversion of the Preferred Stock or the Class A Stock is not prohibited.


Item 7                Material to be Filed as Exhibits

Exhibit 1. Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, MDCP, Special Advisors, MDSE, American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 2.  Amended and  Restated  Registration  Rights  Agreement,  dated as of
August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, MDCP, Special Advisors, MDSE, American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 3. Lock-Up Agreement, dated February 28, 2001, delivered to Bear, Stearns & Co. Inc. by the Reporting Persons.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

The Reporting Persons

By: Paul J. Finnegan For himself and as agent for each of the persons indicated pursuant to a joint-filing agreement previously filed with the Securities and Exchange Commission.



Date: April 19, 2001     MADISON DEARBORN CAPITAL PARTNERS III, L.P.

                          By Madison Dearborn Partners III, L.P.,
                              its General Partner

                          By Madison Dearborn Partners, LLC,
                              its General Partner

                          By:/s/Paul J. Finnegan
                                _______________________________
                                Paul J. Finnegan, its Managing Director




                                  Exhibit Index

                                     Exhibit



1. Amended and Restated Shareholders Agreement between and among MDCP, MDSE, Special Advisors, the Issuer and certain other significant stockholders of the Issuer is incorporated by reference from the Issuer's registration statement filed on a form S-1/A on August 17, 2000.

2. Amended and Restated Registration Rights Agreement between and among MDCP, MDSE, Special Advisors, the Issuer and certain other significant stockholders of the Issuer is incorporated by reference from the Issuer's Registration Statement filed on form S-1/A on August 17, 2000.

3. Lock-Up Agreement, dated February 28, 2001, delivered to Bear, Stearns & Co. Inc. by the Reporting Persons.